UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month ended February 2025

Commission File No. 001-41493

LICHEN CHINA LIMITED

(Translation of registrant’s name into English)

15th Floor, Xingang Square, Hubin North Road,

Siming District, Xiamen City,

Fujian Province, China, 361013

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒      Form 40-F ☐

Entry into Share Purchase Agreement

On February 7, 2025, Lichen China Limited (the “Company”) entered into a Share Purchase Agreement (the “Share Purchase Agreement”) by and among Zisu Zhou, a People’s Republic of China national (the “Seller”), Bondly Enterprises Limited, a proprietary company registered in Hong Kong (the “Target”). The Target is engaged in professional education business.

Pursuant to the Share Purchase Agreement, the Seller will be selling, and the Company will be purchasing, 40% of the equity interest of the Target at the total purchase price of US$5,330,000. The Securities Purchase Agreements and the transaction contemplated thereby, have been approved by the Company’s board of directors.

On February 26, 2025, the Company completed the payment of US$5,330,000. The transaction then has been closed.

The foregoing description of the Securities Purchase Agreement is qualified in its entirety by reference to the full text of the Share Purchase Agreement, which is filed as Exhibit 10.1 to this Form 6-K and is incorporated herein by reference.

This current report on form 6-K is incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-277230).

EXHIBIT INDEX

Exhibit No.	Description
10.1	Share Purchase Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Lichen China Limited

Date: February 26, 2025	By:	/s/ Ya Li
	Name:	Ya Li
	Title	Chief Executive Officer

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